REVIEW ATTACHMENT 1 (a)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 24, 2005 the Company retained Peterson Sullivan LLP, Certified Public Accountants (“Peterson”) of Seattle, WA.

During the Company's two most recent fiscal years there were no disagreements between Peterson and the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Peterson would have caused Peterson to make reference to the subject in its report.  In addition, during the Company's two most recent fiscal years no reportable events, as defined in Item 304(a)(1)(iv)(A), (B) (D) or (E) of Regulation S-B occurred.

ITEM 9A(T).  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining our disclosure controls and procedures.  As required by Rule 13a-15 under the Exchange Act for the period ended December 31, 2008  ~~we~~  management have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) ..

 ~~, and b~~  B ased on this evaluation our Chief Strategic Officer and Chief Financial Officer (the “Certifying Officers”) conclude that our disclosure controls and procedures were not effective as of December 31, 2008 because of identified material weaknesses detailed below under “ ~~(c)~~ Material Weaknesses Identified”.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).   Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  It includes those policies and procedures that:

1.

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

2.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,  and

3.

provide reasonable  assurance regarding  prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent  limitations,  internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate  because of changes in  conditions,  or that the degree of compliance with the policies or procedures may deteriorate.

 ~~The Certifying Officers have designed disclosure controls and other procedures that are designed  to ensure that material information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely discussions regarding required disclosure is made known to them, particularly during the period in which this report was prepared.~~

Management assessed the effectiveness of our internal control over financial reporting. This assessment is based on the above and the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, and because of identified material weaknesses detailed below under “Material Weaknesses Identified” our Certifying Officers  concluded that our internal control over financial reporting as of December 31, 2008 was not effective.

 ~~Due to the “Material Weaknesses Identified” below our Certifying Officers conclude that our internal controls over financial reporting were not effective as of December 31, 2008.~~

Material Weaknesses Identified

The Certifying Officers are aware that with the limited level of operations, financial resources and availability of personnel that material weaknesses exist in the controls and procedures, particularly in the concentration of duties, lack of an audit committee and access to additional financial expertise, both within and external to the current composition of the Board of Directors.  Specific weakness in internal control over financial reporting exists because of the following:

1.

The Company is managed by a small number of individuals working out of offices in Ferndale, Washington and Richmond, British Columbia.  We do not have a large enough number of independent staff or management members to provide third party oversight in the review of our financial transactions on an ongoing basis as such, we have a lack of segregation of incompatible duties.  As such, we have a lack of segregation of incompatible duties.  Our CSO/Chairman of the Board/Director is solely responsible for initiating activities of the Company and CFO/Director/Secretary is responsible for reviewing, and, until recently, recording the financial transactions, as well as the preparation and review of financial reports, including the preparation of the 10-Q’s and 10-K.  The electronically recorded and related physical records are maintained by the Ferndale office.

2.

The Company’s Board of Directors consist of four members of which three make up the entire management team resulting in inadequate independent oversight of the management function as well as not having member to staff board of director committees, in particular an audit committee.  The Company lacks a designated financial expert and no method of creating an effective whistleblower program.

3.

Our limited operations and business practices include complex technical accounting issues that require significant accounting and SEC reporting expertise.  We do not have adequate accounting technical resources to ensure timely and accurate accounting and reporting for addressing such highly technical issues.

4.

There is a lack of independent supervisory review of accounting transactions, including the recording of general ledger journal entries, month end account reconciliations, and preparation of financial reporting.

Plan for Remediation of Material Weaknesses

The Chief Strategic Officer is actively engaged in actions to resolve these deficiencies by pursuing funding and acquisition of projects that would allow the Company to increase its level of staffing and add to its Board Members. Additional changes to operational control which can be implemented prior to full funding are being explored to allow the Company to meet the requirements by Sarbanes Oxley by its annual report for 2009.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

There have been no material changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2008 that have affected or are likely to affect our internal controls over financial reporting with the exception that the Company is in a transition period where it is separating the primary responsibility of recording from that of oversight and transformation of this information into the financial reporting activity.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

NAME	POSITIONS HELD WITH THE CORPORATION
Dr. J. Greig	Director
Edward D. Renyk	Director
Larry Fix	Director
Erik S. Nelson	Director

Dr. J. Greig. Dr. Greig assumed the position as President October 1, 2003 and was subsequently appointed Chief Executive Officer of the Company.  He has an extensive history in developing financing and operating businesses, has been a featured speaker on CNBC, CNN, Moneyline and MSNBC as well as a regular guest on various financial radio programs. He has lectured extensively at financial workshops, seminars and trade shows as well as being quoted in the Wall Street Journal, Barons and Investors Business Daily and published in Forbes, Fortune and many trade magazines.  Dr. Greig has been responsible for the majority of the funding  received by 1st NRG Corp. to date.

E. D. Renyk. Mr. Renyk served as the President, Chief Financial Officer and a Director of the Company from June 8, 1995 to October 31, 2003 and continues to serve as Secretary. Mr. Renyk is a member of the Canadian and British Columbia Institutes of Chartered Accountants. He has been a Chartered Accountant since 1962, managing and directing his own practice for most of that period, specializing in consulting to both private and publicly traded